Exhibit 34.6

Deloitte & Touche LLP
Certified Public Accountants
Suite 3400
50 North Laura Street
Jacksonville
USA
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Tel: 904 665 1400
Fax: 904 665 1600
Board of Directors	www.deloitte.com

EverBank

Jacksonville, Florida

We have examined management’s assertion, included in the accompanying Assessment of Compliance with SEC Regulation AB Servicing Criteria, that EverBank (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the single family residential loans serviced on the Company’s MSP system (the “Platform”) as of and for the year ended December 31, 2016, excluding criteria 1122(d)(1)(iii), 1122(d)(3)(i)(C) and 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

As described in management’s assertion, for servicing criteria 1122(d)(2)(i) and 1122(d)(4)(xi), the Company has engaged one or more vendors to perform certain activities required by this servicing criteria. The Company has determined that these vendors are not considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to these vendors as permitted by the SEC’s Compliance and Disclosure Interpretation 200.06, Vendors Engaged by Servicers (“C&DI 200.06”) (formerly SEC Manual Telephone Interpretation 17.06). As permitted by C&DI 200.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria applicable to these vendors. The Company is solely responsible for determining that it meets the SEC requirements to apply C&DI 200.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company’s determination of its eligibility to use C&DI 200.06.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2016 for the Platform is fairly stated, in all material respects.

Jacksonville, Florida

February 17, 2017